EXHIBIT 99.1
Notice to ASX/LSE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

THIS IS AN ANNOUNCEMENT UNDER RULE 2.8 OF THE CITY CODE ON TAKEOVERS AND MERGERS (THE “CODE”)

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

No intention to bid statement
5 February 2026

Further to the announcement of 8 January 2026, Rio Tinto plc and Rio Tinto Limited (together, "Rio Tinto") confirm that Rio Tinto is no longer considering a possible merger or other business combination with Glencore plc (“Glencore”), as Rio Tinto has determined that it could not reach an agreement that would deliver value to its shareholders.
Rio Tinto assessed the opportunity and came to this view through the disciplined lens set out at its Capital Markets Day in December 2025 – prioritising long-term value and delivering leading shareholder returns.
This announcement is made by Rio Tinto in accordance with Rule 2.8 of the Code. As a result of this announcement Rio Tinto will, together with any party acting in concert with it, be bound by the restrictions contained in Rule 2.8 of the Code.
Under Note 2 on Rule 2.8 of the Code, Rio Tinto and any person(s) acting in concert with it reserve the right to set aside the restrictions in Rule 2.8 in the following circumstances: (i) with the agreement of the board of Glencore; (ii) if a third party announces a firm intention to make an offer for Glencore; (iii) if Glencore announces a Rule 9 waiver proposal (see Note 1 of the Notes on Dispensations from Rule 9) or a reverse takeover (as defined in the Code); or (iv) if there has been a material change of circumstances (as determined by the Panel on Takeovers and Mergers).
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

Notice to ASX/LSE

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637	Media Relations, Australia Matt Chambers M +61 433 525 739
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978	Investor Relations, Australia Tom Gallop M +61 439 353 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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